# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Professional Diversity Network, Inc., CIK 0001546296
CUSIP: 74312Y301
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 55 EAST MONROE STREET, SUITE 2120, CHICAGO, Illinois (IL), 60603
Date of event which requires filing of this statement: 01/24/2025
Filed by CIK 0002051345
Persons authorized to receive notices and communications: AUROUS VERTEX LTD, Flat 18 Peninsula Heights, 93 Albert Embankment, London, United Kingdom (X0), SE1 7TY, 44-7830969900

## Reporting persons
- AUROUS VERTEX LTD (CIK 0002051345): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (13.7% of the class)
  Comment: The percent of class is based on 18,232,748 shares of common stock outstanding as of January 27, 2025.
- Yip Siu Man: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (13.7% of the class)
  Comment: The percent of class is based on 18,232,748 shares of common stock outstanding as of January 27, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Professional Diversity Network, Inc.
Address of issuer's principal executive offices: 55 EAST MONROE STREET, SUITE 2120, CHICAGO, Illinois (IL), 60603

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Aurous Vertex Limited, a company incorporated in the British Virgin Islands and Yip Siu Man, an individual (together, the "Reporting Persons") pursuant to a joint filing agreement, dated January 28, 2025 (the "Joint Filing Agreement"), which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein.
Residence or business address:
The principal business address of Aurous Vertex Limited is Flat 18 Peninsula Heights, 93 Albert Embankment, London, SE1 7TY, UK.

The principal address of Yip Siu Man is Flat 18 Peninsula Heights, 93 Albert Embankment, London, SE1 7TY, UK.
Present principal occupation or employment:
Aurous Vertex Limited's principal business is investment management.

Yip Siu Man is the CEO of Aurous Vertex Limited, an investment management company, with the business address at Flat 18 Peninsula Heights, 93 Albert Embankment, London, SE1 7TY, UK.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.
Citizenship:
Aurous Vertex Limited is incorporated in the British Virgin Islands.

Yip Siu Man is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 19, 2024, Aurous Vertex Limited entered into a stock purchase agreement (the "Stock Purchase Agreement") with the Issuer, for the purchase of 2,500,000 shares of Common Stock of the Issuer, for a consideration of US$1,500,000 through a private placement. On January 24, 2025, the Issuer issued 2,500,000 shares of Common Stock to Aurous Vertex Limited. The source of funds for this transaction was working capital of Aurous Vertex Limited.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the aforementioned acquisitions is for investment. The Reporting Persons will evaluate their investment in the Issuer from time to time and may at any time, based on such evaluation, market conditions and other circumstances, increase or decrease their security holdings in the Issuer or may change their investment strategy as regards to the Issuer. Pursuant to the Stock Purchase Agreement and subject to the conditions outlined in the Stock Purchase Agreement, Aurous Vertex Limited has the right to purchase an additional 1,000,000 shares of Common Stock at a subsequent closing.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

As part of ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the Issuer's Common Stock that may be deemed to be beneficially owned by the Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11, and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11, and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: To the best knowledge of the Reporting Persons, except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the relationships described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated January 28, 2025

99.2 Stock Purchase Agreement, dated December 19, 2024 (incorporated herein by reference to the Company's Current Report on Form 8-K (File No. 001-35824) filed with the SEC on December 23, 2024).
https://www.sec.gov/Archives/edgar/data/1546296/000143774924038246/ex_760225.htm

## Signatures
- AUROUS VERTEX LTD: /s/ Yip Siu Man, Yip Siu Man/CEO (01/31/2025)
- Yip Siu Man: /s/ Yip Siu Man, Yip Siu Man (01/31/2025)